
02005019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 49536

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



FEB 25 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Security Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 West Miami Ave Suite B
(No. and Street)

Venice	Florida	34285-2411
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Makarewicz 941-483-3732
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kerkering, Barberio & Co., PA
(Name — *if individual, state last, first, middle name*)

1858 Ringling Blvd.	Sarasota	Florida	34236
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/21/02
SS

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis Makarewicz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____



ROSE PASCAVAGE
Notary Public - State of Florida
My Commission Expires Jan 11, 2003
Commission # CC 801370

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST SECURITY FINANCIAL ADVISORS, INC.

INDEPENDENT AUDITORS' REPORT
FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2001 AND 2000

CONTENTS



Kerkering, Barberio & Co., P.A.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
First Security Financial Advisors, Inc.

We have audited the accompanying statements of financial condition of First Security Financial Advisors, Inc. as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First Security Financial Advisors, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Kerkering Barberio & Co.

Sarasota, Florida
February 4, 2002

FIRST SECURITY FINANCIAL ADVISORS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

Assets	2001	2000
Current Assets		
Cash and cash equivalents	$ 52,897	$ 74,243
Advances	2,918	5,486
Prepaid expenses and other	414	6,939
Note receivable, current portion	35,170	37,525
Total current assets	91,399	124,193
Property and equipment, net	35,656	57,656
Other Assets		
Deposit with clearing organization	25,000	25,000
Note receivable, net of current portion	40,402	75,366
Investments	3,300	3,300
Other deposits	6,200	6,200
Total other assets	74,902	109,866
Total Assets	$ 201,957	$ 291,715

Liabilities and Stockholders' Equity	2001	2000
Current Liabilities		
Accounts payable	$ 958	$ 6,163
Commissions payable	1,024	26
Total current liabilities	1,982	6,189
Stockholders' Equity		
Common stock, $1 par value, 10,000 shares authorized; 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	87,500	87,500
Retained earnings	111,475	197,026
Total stockholders' equity	199,975	285,526
Total Liabilities and Stockholders' Equity	$ 201,957	$ 291,715

The accompanying notes are an integral part of these financial statements.

FIRST SECURITY FINANCIAL ADVISORS, INC.

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenue		
Management fees	$ 911,730	$ 1,660,610
Commissions	426,312	767,805
Total revenue	1,338,042	2,428,415
Operating Expenses		
Account fees and clearing charges	77,877	95,578
Advertising	18,626	30,035
Commissions	323,965	865,826
Depreciation and amortization	24,449	26,356
Dues and memberships	4,910	4,674
Education and development	892	1,345
Employee benefits	30,459	20,899
Investment research	11,037	14,030
Licenses and permits	1,908	1,650
Occupancy	49,181	46,937
Office	29,255	28,392
Other operating expenses	12,891	14,896
Printing and postage	9,611	7,416
Professional and legal fees	15,339	56,005
Repairs and maintenance	659	14,293
Salaries and payroll taxes	794,604	976,987
Software	10,991	10,978
Telephone	9,297	10,625
Travel and meals	11,178	28,344
Total operating expenses	1,437,129	2,255,266
Income (loss) from operations	(99,087)	173,149
Other Income (Expense)		
Interest income	13,720	18,506
Interest expense	(184)	(183)
Total other income (expense)	13,536	18,323
Net income (loss)	$ (85,551)	$ 191,472

The accompanying notes are an integral part of these financial statements.

FIRST SECURITY FINANCIAL ADVISORS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 1999	$ 1,000	87,500	35,554	124,054
Distributions to stockholders			(30,000)	(30,000)
Net Income	-	-	191,472	191,472
Balance at December 31, 2000	1,000	87,500	197,026	285,526
Net Loss	-	-	(85,551)	(85,551)
Balance at December 31, 2001	$ 1,000	$ 87,500	$ 111,475	$ 199,975

The accompanying notes are an integral part of these financial statements.

FIRST SECURITY FINANCIAL ADVISORS, INC.

STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

DECEMBER 31, 2001 AND 2000

The Company had no subordinated claims as of December 31, 2001and 2000 or at any time during the years then ended.

The accompanying notes are an integral part of these financial statements.

FIRST SECURITY FINANCIAL ADVISORS, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash Flows From Operating Activities		
Net income (loss)	$ (85,551)	$ 191,472
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Depreciation and amortization	24,449	26,356
(Increase) decrease in operating assets		
Advances	2,568	(4,851)
Prepaid expenses	6,524	(6,450)
Increase (decrease) in operating liabilities		
Accounts payable	(5,205)	6,163
Commissions payable	998	(5,471)
Total adjustments	29,334	15,747
Net cash provided by (used in) operating activities	(56,217)	207,219
Cash Flows From Investing Activities		
Note issued	-	(120,000)
Collections on note	37,319	7,109
Purchases of investments	-	(3,300)
Purchases of property and equipment	(2,448)	(35,058)
Net cash provided by (used in) investing activities	34,871	(151,249)
Cash Flows From Financing Activities		
Distributions to stockholders	-	(30,000)
Net cash used in financing activities	-	(30,000)
Increase (decrease) in cash and cash equivalents	(21,346)	25,970
Cash and cash equivalents - beginning of period	74,243	48,273
Cash and cash equivalents - end of period	$ 52,897	$ 74,243
Supplemental Cash Flow Information:		
Cash paid for interest	$ 184	$ 183

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Organization

First Security Financial Advisors, Inc. (Company) was incorporated in September 1995 as a registered investment advisor. The Company provides planning and investment management services. The corporate office of the Company is located in Venice, Florida.

The Company is also a broker/dealer registered with the Securities and Exchange Commission (SEC) pursuant to Section 15 (b) of the Securities Exchange Act of 1934. The Company received approval for membership in the National Association of Securities Dealers, Inc. in November 1996. The Company transacts business through correspondent brokers. The Company receives, but does not hold, customer or other broker/dealer securities. Customers' securities transactions and related commission revenues and expenses are recorded on a trade date basis.

The Company adheres to the reporting requirements of the Securities and Exchange Commission under Rule 17a-5 which is consistent with financial statement reporting in accordance with accounting principles generally accepted in the United States of America.

Financial Statements

The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. The accounting policies adopted conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. Preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the use of management's estimates. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purpose of the statement of cash flows.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided in amounts sufficient to relate the cost of assets to operations over their estimated useful lives, ranging from three to five years, using the straight-line method. Software and leasehold improvements are being amortized over three and five years, respectively, using the straight-line method.

Investments

Management determines the appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold securities until maturity or on a long-term basis, they are classified as investment and carried at historical cost or amortized cost. Securities to be held for indefinite periods of time and not intended to be held to maturity or on a long-term basis are classified as available for sale and

Note 1 - Summary of Significant Accounting Policies (Continued)
Investments (Continued)
carried at fair value. Securities held for indefinite periods of time include securities that management intends to use as a part of its asset and liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk, and other factors related to interest rate and resultant prepayment risk changes.

Note 2 - Financial Instrument with Off-Balance-Sheet Risk
Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash. Cash and other deposits are insured up to $100,000. At any given time, the Company may have cash balances exceeding the insured amount.

Note 3 - Organization Costs
Organization costs have been capitalized and are being amortized on a straight-line basis over five years. Organization costs are comprised of legal fees and other costs associated with the organization of the Company. There was no amortization expense for the year ended December 31, 2001. Amortization expense for the year ended December 31, 2000 amounted to $940.

Note 4 - Deposit with Clearing Organization
Deposit with clearing organization represents investments in money market funds. The investments are required by the Company's clearing brokers and are in accordance with the correspondent broker agreements between the parties.

Note 5 - Income Taxes
The Company's stockholders have elected S-Corporation status for the Company. Under this election, the stockholders, not the Company, are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for federal or state income taxes has been included in the financial statements.

Note 6 - Property and Equipment
Property and equipment consisted of the following at December 31:

	2001	2000
Leasehold improvements	$ 24,120	$ 24,120
Computer equipment	44,328	44,902
Software	42,929	42,929
Office equipment	17,333	20,835
Furniture and fixtures	18,580	18,580
	147,290	151,366
Less accumulated depreciation and amortization	(111,634)	(93,710)
	$ 35,656	$ 57,656

Note 6 - Property and Equipment (Continued)
Depreciation and amortization expenses amounted to $24,449 and $25,416, respectively, for the years ended December 31, 2001 and 2000.

Note 7 - Related Party Transactions
The Company leases office space on a month-to-month basis from an entity in which a majority stockholder of the Company is a significant partner. Rent payments to this entity totaled $14,822 and $16,170, respectively, for the years ended December 31, 2001 and 2000.

At December 31, 2001, the Company had a note receivable of $75,572 due from a stockholder. This note bears interest of 7.0% and is secured by personal property. The Company receives biweekly payments of principal and interest totaling $1,500 with a final balloon payment due on December 31, 2003.

Note 8 – Leases
The Company leases office space pursuant to a five year lease, which expires January 15, 2003. The monthly base rent, including taxes and other expenses, is $3,749. The lease provides for an increase in the base rent equivalent to the change in the Consumer Price Index at the beginning of each year.

Future minimum lease payments are as follows for fiscal years ending:

2002	$ 44,988
2003	1,876

The Company was reimbursed $1,350 each month by the independent contractors that utilize space in the office. The net rent expense related to this lease amounted to $22,668 and $16,849 for the fiscal years ending December 31, 2001 and 2000, respectively.

Note 9 - Net Capital Requirement
Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital of $50,000. The Company had net capital of $74,981 and $97,297, respectively, at December 31, 2001 and 2000. The net capital rules may effectively restrict the payment of dividends to the Company's stockholders. The Company operates pursuant to the (K) (2) (iv) exemptive provisions of the Securities and Exchange Commission's Rule 15c3-3 and can receive, but, not hold, customer funds or securities.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined by the Rule, shall not exceed eight to one. The Company's ratio was .03 to one and .07 to one, respectively, at December 31, 2001 and 2000.

Note 10 - Litigation
In the normal course of business the Company has been named as a defendant in legal action. The outcome of the lawsuit in uncertain at this time, however management expects that the ultimate resolution of this matter will not have a material adverse effect on the Company's financial position or results of operations.

Note 11 - Investments
The Company's investments in marketable equity securities are being held for an indefinite period and, in accordance with Financial Accounting Standards Board Statement 115 (FASB 115), are classified as available for sale.

2001	Fair Value	Cost or Amortized Cost	Unrealized Gain
Equity securities	$ 3,300	$ 3,300	$ -

2000	Fair Value	Cost or Amortized Cost	Unrealized Gain
Equity securities	$ 3,300	$ 3,300	$ -

Note 12 - Advertising
Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2001 and 2000 were $18,626 and $30,035, respectively.

SUPPLEMENTAL INFORMATION



Kerkering, Barberio & Co., P.A.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

The Board of Directors
First Security Financial Advisors, Inc.

We have audited the accompanying financial statements of First Security Financial Advisors, Inc. for the year ended December 31, 2001. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Computation of Net Capital and Net Capital Requirements Under Rule 15c-3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission are presented for the purposes of additional analysis and are not a required part of the basic financial statements. The accompanying schedules are required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the testing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sarasota, Florida
February 4, 2002

Kerkering Barberio & Co.

FIRST SECURITY FINANCIAL ADVISORS, INC.

COMPUTATION OF NET CAPITAL AND NET CAPITAL REQUIREMENTS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

Net Capital	
Stockholders' equity as reported on focus report as of December 31, 2001	$ 212,393
Reconciling items:	
Current year audit adjustment to correct cash account for posting error	(1,434)
Current year audit adjustments to write-off fixed assets and prepaid expenses	(6,535)
Depreciation and amortization of property and equipment	(4,449)
Stockholders' equity, as reported in audited financial statements	199,975
Deductions - nonallowable assets	
Property and equipment, net	(35,656)
Prepaid expenses and deposits	(6,614)
Receivables from non-customers	(78,490)
	(120,760)
Net capital before haircuts on securities	79,215
Haircuts on securities	(4,234)
Net capital	$ 74,981
Aggregate Indebtedness	
Total Aggregate Indebtedness	$ 1,982
Ratio of aggregated indebtedness to net capital	.03 to 1
Minimum net capital requirement per SEC rule 15c3-1	$ 50,000

FIRST SECURITY FINANCIAL ADVISORS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

The Company is exempt from the determination of reserve requirements under provisions of SEC Rule 15c3-3 exemption K-2ii.



Kerkering, Barberio & Co., P.A.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
First Security Financial Advisors, Inc.

In planning and performing our audit of the financial statements of First Security Financial Advisors, Inc. for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company, in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemption provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company did not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system of internal accounting control and the practices and procedures utilized are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of First Security Financial Advisors, Inc. for the year ended December 31, 2001 and this report does not affect our report thereon dated February 4, 2002.

Segregation of Duties

Due to the limited number of available personnel, it is not always possible to adequately segregate certain incompatible duties, so that no one employee has access to both physical assets and the related accounting records, or to all phases of a transaction. Consequently, the possibility exists that unintentional errors or irregularities could exist and not be properly detected.

Our audit did not reveal any significant errors or irregularities resulting from this lack of segregation of employee duties and responsibilities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

* * * * *

This report is intended solely for the use of management of First Security Financial Advisors, Inc. and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kerkering Barberio & Co.

Sarasota, Florida
February 4, 2002